

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 8, 2015

Michael Davis Lawyer
Chief Executive Officer, Chief Financial Officer and Director
Aquarius Cannabis Inc.
2549 Cowley Drive
Lefayette, CO 80026

> **Re: Aquarius Cannabis Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 12, 2015**
> **File No. 333-200932**

Dear Mr. Lawyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Prospectus Summary
Overview, page 1

1. We note your response to prior comment 6. The statement asserting that you will be the first company with multiple medical marijuana and recreational marijuana brands, etc. is still present on page 1. Please remove it.

Description of Business
Our Business and Plan of Operations, page 26

2. Please amend your description of the Sedo Cresco, LLC agreement to include its duration and termination provisions. Please also file this agreement as an exhibit to your registration statement.

Employees, page 30

3. We note your response to prior comment 17. Please amend your disclosure to indicate whether your officers have entered into employment agreements with you as of September 1, 2015. If so, please file the agreements as exhibits to your registration statement.

Other Comments

4. We note your responses to prior comment 2 and 3. Please tell us whether you solicited any sales from "angel investors" within six months of the Rule 506 exempt offering that took place between July-October 2014 or at any point since the filing of the instant registration statement. If so, please provide a detailed analysis as to why your solicitation of angel investors should not integrated with either your exempt offering or the concurrent registration statement. In preparing such analysis, please refer to questions 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations for further guidance.

You may contact James Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Suzanne Hayes
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC
        101 Grovers Mill Road, Suite 200
        Lawrenceville, NJ 08648